TUDOR SECURITIES, LLC

FINANCIAL STATEMENT OF CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2019___ AND ENDING ___12/31/2019___

MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tudor Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 BRICKELL KEY DRIVE, SUITE 700

(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan Carlos Carreras   786-257-2764

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions Certified Public Accountants & Associates

(Name -- if individual, state last, first, middle name.)

2000 Banks Road, Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Juan Carlos Carreras _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o
Tudor Securities, LLC _____ , as of
_____ 12/31/2019 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

_____
Signature

CEO
Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 20 22

Notary Public

This report** contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TUDOR SECURITIES, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **Tudor Securities, LLC:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Tudor Securities, LLC** as of December 31, 2019 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Tudor Securities, LLC** as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Tudor Securities, LLC's** management. Our responsibility is to express an opinion on **Tudor Securities, LLC's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Tudor Securities, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **Tudor Securities, LLC's** auditor since 2018.

Assurance Dimensions
Margate, Florida
February 21, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Tudor Securities, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2019

Assets

Cash	$	164,654
Securities owned, at clearing broker, at fair value		164,977
Securities on deposit, at clearing broker		51,053
Receivable from clearing organization		49,467
Operating lease right of use asset		14,963
Prepaid expenses and other assets		7,515
Total assets	$	452,629

Liabilities and Member's Equity

Accounts payable and other accrued expenses	$	7,362
Operating lease liability		15,494
Total liabilities		22,856
Member's equity		429,773
Total liabilities and member's equity	$	452,629

TUDOR SECURITIES, LLC

1. Nature of business

Tudor Securities, LLC (the "Company") was formed as a Limited Liability Company in the state of Florida. The Company was approved as a registered broker-dealer effective February 15, 2018 under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Office Equipment

Office equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture	7 years	Straight-line
Computer hardware	5 years	Straight-line
Computer software	3 years	Straight-line

Revenue Recognition

The Company follows Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Commissions are earned on a trade-date basis on introducing securities trades with the Company's clearing broker.

Brokerage commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

12-B 1 Fees: 12b-1 fees are recorded as earned based on the net asset values of clients' investments in underlying funds.

2. Summary of significant accounting policies (Continued)

Revenues (continued)

Riskless principal transaction revenues are primarily derived from matched principal transactions, whereby the Company simultaneously agrees to buy securities from a customer or the "Street" and sell them to a customer or the "Street". Revenues earned from riskless principal transactions represent the spread between the buy and sell price of the brokered security. Riskless principal transaction revenues and related expenses are recognized on a trade-date basis. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and the buyer and seller are identified, the pricing is agreed upon and the risks and rewards of the ownership have been transferred.

Income Taxes

The Company is a limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

In accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes,* the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's 2016 through 2019 tax years are open for examination by the federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Receivables with Clearing Broker

As of December 31, 2019, the remaining receivable amount due from the clearing organization of $49,467 represents cash maintained by the Company with its clearing broker for net proceeds from trading activities that have not yet been remitted from the clearing organization to the Company.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating leases, for office space. The Company recognized a lease liability and a right of use (ROU) asset as at January 1, 2019, the effective date of ASC 842. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability

TUDOR SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019

2. Summary of significant accounting policies (Continued)

Leases (continued)

(i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Observable Inputs (Level 3)	Balance as of December 31, 2019
Assets owned, at fair value				
Securities	$ 125,577	$ 39,400	-	$ 164,977

The fair value of equity securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers. Investments are used for trading purposes. Gains and losses are recorded in earnings.

2. Summary of significant accounting policies (Continued)

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurements (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820. The ASU is effective for the Registrants for fiscal years beginning after December 15, 2019 and interim periods therein. Early adoption is permitted. The Company is currently assessing the impact of this standard on their Financial Statements.

3. Deposit with clearing broker

Pursuant to an agreement with its clearing broker, the Company is required to maintain a clearing deposit of $50,000.

4. Off-balance sheet risk and concentrations of credit risk

The Company maintains all of its cash balances at one financial institution. At times, these balances may exceed Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such account.

5. Net capital requirement

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was $374,522 which was approximately $369,522 in excess of its minimum requirement of $5,000.

6. Commitments and contingencies

The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. The lease expires on March 1, 2021.

As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2019 (the beginning of the earliest period presented) (a) a lease liability of $24,896, which represents the present value of the remaining lease payments of $28,851, discounted using the Company's incremental borrowing rate of 10%, and (b) a right-of-use asset of $24,816.

Amounts reported in balance sheet as of December 31, 2019 were as follows:
Operating lease ROU asset $ 14,963
Operating lease liability $ 15,494

Maturities of lease liabilities under noncancellable operating leases on an annual undiscounted cash flow basis as of December 31,

2020	$	13,197
2021		3,363
	$	16,560
Less interest		(1,066)
Lease Liability		$15,494

7

7. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 21, 2020, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.